UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 16, 2014

uniQure N.V.

Jörn Aldag, Chief Executive Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

All resolutions proposed at the 2014 Annual General Meeting of Shareholders (“AGM”) of uniQure N.V. (“uniQure”) held on Wednesday, June 11, 2014 have been passed.  The total number of ordinary shares eligible to vote at the AGM was 17,594,906, with one vote per ordinary share.

The shareholders of uniQure voted on the following:

Agenda Item 4 — To adopt the annual report and accounts for 2013

Regarding the proposal to adopt the annual report and annual accounts for the financial year 2013, 13,654,371 votes cast in favour, 11,501 votes cast against, and 1,902 votes abstained.

Agenda Item 5 — To discharge the liability of the Management Board

Regarding the proposal to grant discharge to the members of the Management Board for the management and conducted policy during the financial year 2013, 13,648,479 votes cast in favour, 18,791 votes cast against, and 504 votes abstained.

Agenda Item 6 — To discharge the liability of the Supervisory Board

Regarding the proposal to grant discharge to the members of the Supervisory Board for their supervision of the policies of the Management Board and the general course of affairs of the Company and its affiliated business during the financial year 2013, 13,650,479 votes cast in favour, 16,791 votes cast against, and 504 votes abstained.

Agenda Item 7 — To appoint a new Supervisory Director

Regarding the proposal to appoint Mr. Will Lewis as Supervisory Director of the Company for a three year term, 13,564,225 votes cast in favour, 101,562 votes cast against, and 1,987 votes abstained.

Agenda Item 8 — To reappoint PwC as auditor of the Company for the 2014 financial year

Regarding the proposal to reappoint PricewaterhouseCoopers Accountants N.V. as the external auditor charged with the auditing of the Annual Accounts for the financial year 2014, 13,660,461 votes cast in favour, 5,631 votes cast against, and 1,682 votes abstained.

Agenda Item 9 — To designate the Management Board as the competent body to issue ordinary shares

Regarding the proposal to designate the Management Board as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares for a term of 18 months with effect from 11 June 2014 and to limit or exclude pre-emptive rights in connection therewith, 13,637,026 votes cast in favour, 28,859 votes cast against, and 1,889 votes abstained.

Agenda Item 10 — To authorize the Management Board to repurchase ordinary shares

Regarding the proposal to authorize the Management Board with effect from 11 June 2014 to resolve on the acquisition by the Company of its own fully paid-up ordinary shares, subject to the approval of the Supervisory Board, 13,660,872 votes cast in favour, 5,504 votes cast against, and 1,398 votes abstained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: June 16, 2014	By:	/S/ JORN ALDAG
Jorn Aldag
Chief Executive Officer